EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 33-34499) and related Prospectus of EMC Insurance Group Inc. related to Post-Effective Amendment No. 4 to the EMC Insurance Group Inc. Amended and Restated Dividend Reinvestment and Common Stock Purchase Plan and to the incorporation by reference therein of our reports dated March 13, 2008 with respect to the consolidated financial statements and schedules of EMC Insurance Group Inc. and Subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2007, and the effectiveness of internal control over financial reporting of EMC Insurance Group Inc. and Subsidiaries, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Des Moines, Iowa
November 17, 2008